Exhibit (d)(6)

July 11, 2011

Mr. Andrew S. Heyman

Chief Operating Officer

Radiant Systems, Inc.

3925 Brookside Parkway

Alpharetta, GA 30022

Re: Retention Incentive Award Agreement

Dear Andy:

NCR Corporation (“Buyer”) would like to have you continue your employment for a transition period following Buyer’s acquisition of Radiant Systems, Inc. (“Company”). The purpose of this retention incentive letter (this “Agreement”) is to express the incentive Buyer is willing to offer in return for your agreement to continue your employment with Company for the transition period. By signing this Agreement you are confirming your willingness and intent to continue your employment with Company for such a transition period and to be bound by the restrictive covenants set forth herein.

Other Agreements

Contemporaneous with this Agreement, Buyer and Company are entering into an Agreement and Plan of Merger, dated as of July 11, 2011 among Buyer, Ranger Acquisition Corporation, (“Merger Sub”) and Company (the “Merger Agreement”) whereby Company will become a wholly-owned subsidiary of Buyer. At the same time and as an inducement to and in consideration for Buyer’s entering into the Merger Agreement, you are entering into a Tender and Voting Agreement with Buyer and Merger Sub. Any terms not defined in this Agreement shall have the meanings specified in the Merger Agreement or in the Tender and Voting Agreement.

At the Offer Closing, you will also sign an employee agreement substantially in the form of Exhibit C with the Company, as a subsidiary of Buyer, (the “Employee Agreement”) in consideration of, among other things, your continued employment with Company, the retention incentive provided hereunder in connection with such employment, and, to the extent necessary with respect to your position, Buyer granting you access to Buyer’s confidential information and trade secrets and valuable relationships with its customers, distributors, sales agents, suppliers, employees and consultants. While the parties intend for this Agreement and the Employee Agreement to be complementary, in the event of any inconsistency between the provisions of this Agreement and the Employee Agreement, the provisions of this Agreement shall govern. Notwithstanding anything to the contrary herein, if you do not sign the Employee Agreement with the Company, you will not be eligible for, and will not receive, the consideration set forth herein.

This Agreement is in connection with the tender and sale of all of the Subject Shares held by you pursuant to the Merger Agreement and the Tender and Voting Agreement, and in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by you.

Period of Employment

Buyer welcomes your continued employment with Company, and in this Agreement offers you an incentive to remain with the Company for a period of eighteen months (the “Extended Employment Period”) commencing on the Offer Closing (the “Commencement Date”). During the Extended

Employment Period and thereafter if you continue as an employee of Company, you agree to render services exclusively to the Company and to devote your full and exclusive business time and attention to your duties to the Company, with the understanding that you may retain your ownership of an art gallery and the same shall not be deemed to be a breach hereof. However, neither this Agreement nor the terms of the retention incentive will create a right to continued employment with Company, any of its Subsidiaries or Buyer for any length of time, and Company retains the ability to terminate its employment relationship with you at any time, including during the Extended Employment Period, with or without Cause. Nothing in this Agreement shall prevent Company or Buyer from continuing to employ you after the expiration of the Extended Employment Period.

Terms of Employment

Except as specifically provided herein, the terms of your employment during the Extended Employment Period described above will be as described in Buyer’s policies and programs generally applicable to all similarly situated employees as in effect from time to time, as well as the Employee Agreement referenced above.

Retention Incentive

Contingent upon your continued employment with Company through the Extended Employment Period, and your compliance with the requirements set forth in this Agreement, Buyer will pay or cause Company to pay you an aggregate bonus of $405,000 (the “Retention Bonus Amount”). A portion of the Retention Bonus Amount, as set forth below, shall be earned by your continued employment with the Company and compliance with the requirements set forth in this Agreement on each of the respective dates set forth below and thereafter, as applicable, and, subject thereto, shall be paid on the 45th day following each such date.

Date	Amount

First Anniversary of Commencement Date	$270,000

Expiration of Eighteen Months Following Commencement Date	$135,000

At Company’s election, such payments may be made as part of Company’s regular payroll processing, and included with a pre-scheduled payroll payment. If at any time after the first anniversary of the Commencement Date and before the end of your Extended Employment Period you have a “separation from service” with Company within the meaning of Section 409A of the U.S. Internal Revenue Code (without regard to whether you are subject to Section 409A) which is either at Company’s election without Cause, at your election for Good Reason or due to death or disability (within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended) (“disability”), Buyer will pay or cause Company to pay you the remaining unpaid portion of the Retention Bonus Amount in a single payment on the date that is 45 days after the date of your “separation from service”, subject to your delivering to Buyer an executed copy of a release in the form acceptable to Company and Buyer (such release shall be in favor of Company, Buyer and their respective employees, directors and agents, with respect to all claims, however styled, arising out of or related to your employment) and such release having become effective, enforceable and irrevocable in accordance with its terms. If your employment with Company ends prior to either of the dates set forth above for any reason other than termination of your employment by Company without Cause, by you for Good Reason or due to death or disability, your right to receive any unpaid portion of the Retention Bonus Amount will be forfeited, and the Company shall have no further obligation with respect thereto. Payment of any portion of the Retention Bonus Amount, if earned, will be subject to withholding for all taxes as shall be required pursuant to any law, regulation or ruling.

Nothing herein shall be deemed to modify, amend or terminate any other benefit arrangement between the Company and you. Eligibility for the Retention Bonus Amount shall have no impact on your eligibility for any incentive compensation for 2011 for which you are or may otherwise be eligible, nor shall it have any impact on your eligibility for any Buyer benefits that may in the future be offered through Company.

In the event you transfer to Buyer and become an employee of Buyer, your right to the Retention Bonus Amount shall not be affected and Buyer shall be a successor to the Company for purposes of the restrictive covenants set forth herein.

Prohibited Activities

(a) You represent and warrant that: (i) you are entering into this Agreement in connection with the Merger Agreement and your tender and sale of your Subject Shares as contemplated thereby and hereby, (ii) you have had the opportunity to retain and consult with an attorney of your choice, (iii) you have read this Agreement carefully and you understand your rights and obligations hereunder and understand the consequences of breaching any provision of this Agreement, (iv) you acknowledge that Company is engaged in a worldwide business, and (v) the restrictive covenants provided for in this Agreement do not pose any extreme hardship on you and are reasonable under the circumstances (considering your exposure to the highest level of information due to your position with and ownership of shares of Common Stock) and any restrictions provided in this Agreement are necessary to protect Buyer’s and Company’s legitimate business interests and have been reasonably tailored as to time and place and are not overly broad as to the activities proscribed (considering your interests in pursuing a livelihood). In addition, you acknowledge and understand that the restrictive covenants provided for in this Agreement are specifically enforceable and formed an essential part of the consideration of Buyer, Merger Sub and Company to enter into the Merger Agreement.

(b) The parties expressly and unequivocally agree that your compliance with the terms of this Agreement is a condition precedent to your right to receive any portion of the Retention Bonus Amount. In addition, notwithstanding any other provision of this Agreement, in the event that you engage in any Prohibited Activity, which shall constitute a breach of this Agreement, you hereby agree to pay to the Company, and the Company shall be entitled to recover from you, in addition to any other money damages or equitable relief to which Company may be entitled as a result of such Prohibited Activity, any portion of the Retention Bonus Amount if paid to you at any time within the twelve month period prior to such breach.

(c) During the Restricted Period, you hereby agree not to directly or indirectly:

(i) engage in the development or sale of Competitive Offerings on your own behalf in the Restricted Territory;

(ii) in the Restricted Territory, engage in or perform any service for any Person (other than Company, Buyer or any of their Subsidiaries) that develops or sells any Competitive Offerings, in a capacity in which you perform any duties and responsibilities that are the same as or similar to any of the duties performed by you while employed by the Company; or

(iii) engage in or perform any service for any Restricted Competitor in a capacity in which you perform any duties and responsibilities that are the same as or similar to any of the duties performed by you while employed by the Company.

(d) During the Restricted Period, you hereby agree not to directly or indirectly, solicit, recruit or hire (or attempt to solicit, recruit or hire) or otherwise assist any Person in soliciting recruiting or hiring any employee of Company or its Subsidiaries or any natural person that is an employee of the Company or its Subsidiaries as of or subsequent to the date of termination of your employment with the Company without the prior written consent of Buyer; provided however, that nothing in this Section (d) shall (i) prohibit the soliciting, recruiting or hiring of any natural person who applied for employment solely in response to any public medium advertising, provided you otherwise abide by the restrictions in this paragraph, or (ii) prohibit the hiring of any natural person whose employment with Company or any of its Subsidiaries terminated at least six months prior to the date of such solicitation or recruitment for a bona fide reason not designed or intended to circumvent the provisions of this Section (d), so long as such natural person was not solicited or recruited by you prior to the expiration of such six month period.

(e) During the Restricted Period, you hereby agree not to directly or indirectly, whether for compensation or not, solicit or assist any other person or entity in soliciting any business from any of the Company’s or its Subsidiaries’ customers or clients, including prospective customers or clients, with whom you have had Material Contact during your employment with the Company, for the purpose of providing Competitive Offerings.

(f)(i) The parties agree that the provisions contained herein are reasonable and are not known or believed to be in violation of any federal, state, or local law, rule, or regulation. It is the reasonable intent and expectation of the parties that the provisions of this Agreement shall be enforced in accordance with their terms. However, if a judicial determination is made that any of the provisions of this Agreement constitutes an unreasonable or otherwise unenforceable restriction, or is otherwise unenforceable, including without limitation, any portion or portions of the Restricted Territory, Competitive Offerings, any prohibited business activity, or any time period, the parties agree that the court shall modify the provision(s) (or subpart(s) thereof) to make the provision(s) (or subpart(s) thereof) valid and enforceable to the fullest extent permitted by applicable laws, and to apply the provisions of this Agreement to the modified portion or portions of any such provision. Any illegal or unenforceable provision (or subpart thereof), or any modification by any court, shall not affect the remainder of this Agreement, which shall continue at all times to be valid and enforceable in accordance with its terms. Moreover, notwithstanding whether any provision of this Agreement is determined not to be specifically enforceable, Company and Buyer shall in all instances be entitled to seek and recover monetary damages as a result of the breach of such provision by you.

(ii) The parties hereto hereby declare that it is impossible to measure in money the damages that will accrue to Buyer, Company and Merger Sub in the event that you breach any of the restrictive covenants provided in this Agreement. In the event that you breach any such restrictive covenant, in addition to any remedy hereunder or at law, Buyer, Merger Sub and Company shall be entitled to an injunction, a restraining order or such other equitable relief, restraining you from violating such restrictive covenant, without the requirement of posting bond in connection with such injunctive or equitable relief, to the extent permitted by law.

(iii) The restrictive covenants provided in this Agreement shall be in addition to any restrictions imposed on you by statute or at common law.

Definitions

For purposes of this Agreement:

(a) “Cause” means (A) your conviction of a felony under federal law or the law of the state in which such action occurred, (B) dishonesty in the course of fulfilling your employment duties, (C) failure on your part to perform substantially your employment duties in any material respect, which failure is not cured by you within 30 days following your receipt of written notice thereof from the Company, or (D) a material violation of the Company’s or Buyer’s ethics and compliance program.

(b) “Competitive Offerings” means any (i) point of sale and self-service kiosk hardware and associated peripheral devices including but not limited to customer displays, tablets, handhelds, specialty devices, printers and scanners; (ii) point of sale software, self-service kiosk software and software sold in conjunction with point of sale and self-service kiosks and sold primarily in Company’s current end markets, including but not limited to site, host-based and SaaS offerings; and (iii) field services, back-office services, technical services, consulting services and SaaS services related to items (i) and (ii), above.

(c) “Good Reason” means, without your consent, (i) a material diminution in your base compensation; (ii) a material diminution in your duties or responsibilities; (iii) a material change in the geographic location at which you must perform services that is greater than fifty (50) miles from the geographic location at which you previously performed such services, or (iv) a change in your title without your consent. A material diminution in duties and responsibilities would not be deemed to occur for purposes of clause (ii) solely because you did not continue to work in the same business division, or because you have a different reporting relationship. Good Reason shall not exist unless you notify the Company in writing of the existence of the applicable condition specified above no later than ninety (90) days after the initial existence of any such condition, and the Company fails to remedy such condition within thirty (30) days after receipt of such notice.

(d) “Material Contact” means contact between you and each customer or client, or potential customer or client (i) with whom or which you dealt on behalf of the Company or a Subsidiary of the Company, (ii) with respect to whom or which you facilitated sales or other business transactions on behalf of the Company or any of its Subsidiaries, or (iii) whose dealings with the Company or a Subsidiary of the Company were coordinated or supervised by you.

(e) “Prohibited Activity” means any of the activities described in paragraphs (c), (d), or (e) of the section entitled “Prohibited Activities” of this Agreement.

(f) “Restricted Competitor” means any of the companies listed on Exhibit A hereto, which is incorporated herein by this reference, each of whom you acknowledge is a direct competitor of the Company.

(g) “Restricted Period” means the period commencing on the Commencement Date and ending two years following the termination of your employment with the Company or its Subsidiaries, successors, transferees, or assigns (including Buyer), whichever is later.

(h) “Restricted Territory” means that geographic area comprised of the states and countries listed on Exhibit B hereto, which is incorporated herein by this reference, and any other country in which the Company or its Subsidiaries has conducted business in the two years prior to the date of termination of your employment with the Company.

Miscellaneous

Successors and Assigns. This Agreement will be binding upon, inure to the benefit of and be enforceable by, as applicable, Buyer, Company and you and their and your respective personal or legal representatives, executors, administrators, successors, assigns, heirs, distributees and legatees. This Agreement is personal in nature and you shall not, without the written consent of Buyer, which may be granted or withheld in Buyer’s sole and absolute discretion, for any reason or no reason, assign, transfer or delegate this Agreement or any rights or obligations hereunder.

Governing Law. This Agreement, and the relationships created by it and any claims related to its subject matter, shall be governed by and construed in accordance with the laws of the State of Georgia without giving effect to such state’s laws and principles regarding the conflict of laws.

Consent to Jurisdiction, Etc. Each of the parties irrevocably submits to the exclusive jurisdiction of the United States District Court for the Northern District of Georgia, (and if jurisdiction in such court shall be unavailable, the Business Courts of the Superior Court of Fulton County, Georgia) for the purposes of any suit, action or other proceeding arising out of this Agreement or relating to the subject matter hereof. Each of the parties agrees that any action, suit or proceeding relating hereto shall be brought, tried and determined only in the United States District Court for the Northern District of Georgia, (and if jurisdiction in such court shall be unavailable, the Business Courts of the Superior Court of Fulton County, Georgia). Each of the parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the subject matter hereof in the United States District Court for the Northern District of Georgia, (and if jurisdiction in such court shall be unavailable, the Business Courts of the Superior Court of Fulton County, Georgia), and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties irrevocably and unconditionally waives any right to a trial by jury, and expressly consents that all matters shall be tried to and decided by a judge of the court in which the action, suit or proceeding is filed.

Amendment. No provision of this Agreement may be amended, modified, waived or discharged unless such amendment, waiver, modification or discharge is agreed to in writing and such writing is signed by you, Company and Buyer.

Headings. The headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect to the subject matter hereof.

Notices. Any notice or communication required or permitted hereunder (each a “Notice”) shall be in writing, shall be effective when received and shall in any event be deemed to have been received (a) when delivered, if delivered personally or by commercial delivery, (b) three (3) business days after deposit with U.S. Mail, if mailed by registered or certified mail (return receipt requested), (c) one (1) business day after the business day of deposit with Federal Express, UPS or a similar overnight courier for next day delivery (or two (2) business days after such deposit if deposited for second business day delivery), if delivered by such means, or (d) one (1) business day after delivery by facsimile transmission with copy by U.S. Mail, if sent via facsimile plus mail copy (with acknowledgement of complete transmission), to the parties at the following addresses (or at such other address for a party as shall be specified by like Notice):

if to Buyer or Company:

NCR Corporation

General Counsel/Notices, 2nd Floor

3097 Satellite Boulevard

Duluth, Georgia 30096

Fax: (866) 680-1059

with a copy to:

Sharon McBrayer Johnson

Womble Carlyle Sandridge & Rice PLLC

271 17th Street, N.W.

Suite 2400

Atlanta, Georgia 30363

Fax: (404) 870-4825

if to you:

Andrew S. Heyman

47 Muscogee Avenue

Atlanta, GA 30305

with a copy to:

Jeff Haidet

McKenna Long & Aldridge LLP

303 Peachtree Street, NE

Suite 5300

Atlanta, GA 30308-3265

Fax: 404.527.4198

Each of the parties hereto shall be entitled to specify a different address by delivering notice as aforesaid to each of the other parties hereto.

Effective Date

This Agreement shall take effect at the Offer Closing. The parties agree that this Agreement shall not take effect and no party shall have any obligation under this Agreement if for any reason the Merger Agreement is terminated prior to the Offer Closing. Company is signing this Agreement at the request of Buyer to evidence Company’s willingness to continue your employment on the terms negotiated by Buyer and contemplated by this Agreement at the Offer Closing.

[signature page follows]

Please indicate your agreement with the provisions of this Agreement by signing below.

Buyer
NCR Corporation

By:	/s/ Andrea L. Ledford
Name:	Andrea L. Ledford
Title:	Senior Vice President, Human Resources

Company
Radiant Systems, Inc.

By:	/s/ Mark E. Haidet
Name:	Mark E. Haidet
Title:	Chief Financial Officer

EXECUTIVE

By:	/s/ Andrew S. Heyman
Andrew S. Heyman

[Signature Page to Retention Agreement]

EXHIBIT A

Restricted Competitors Activities

Casio America Inc.

Dell Inc.

VeriFone Systems, Inc.

Retalix Ltd.

Micros Systems Inc.

PAR Technology Corporation

Panasonic Corporation

The Pinnacle Corporation

Retail Pro International, LLC

International Business Machines Corporation

EXHIBIT B

Restricted Territory

The following states of the United States of America:

Alabama

Alaska

Arizona

Arkansas

California

Colorado

Connecticut

Delaware

Florida

Georgia

Hawaii

Idaho

Illinois

Indiana

Iowa

Kansas

Kentucky

Louisiana

Maine

Maryland

Massachusetts

Michigan

Minnesota

Mississippi

Missouri

Montana

Nebraska

Nevada

New Hampshire

New Jersey

New Mexico

New York

North Carolina

North Dakota

Ohio

Oklahoma

Oregon

Pennsylvania

Rhode Island

South Carolina

South Dakota

Tennessee

Texas

Utah

Vermont

Virginia

Washington

West Virginia

Wisconsin

Wyoming

The following countries:

Belize

El Salvador

Honduras

Panama

Costa Rica

Guatemala

Nicaragua

Mexico

Canada